Mail Stop 4561

September 6, 2007

Victor R. Santoro
Executive Vice President and Chief Financial Officer
First Community Bancorp
401 West "A" Street
San Diego, California 92101-7917

Re: First Community Bancorp
Form 10-K for the Fiscal Year ended December 31, 2006
Form 10-Q for the Fiscal Quarter ended March 31, 2007
Form 10-Q for the Fiscal Quarter ended June 30, 2007
File No. 000-30747

Dear Mr. Santoro:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Sharon Blume
Reviewing Accountant